Exhibit 23.1

Report of Independent Registered Public Accounting Firm and Consent

The Board of Directors and Shareholders
HEI, Inc.

The audits referred to in our report dated January 12 , 2005, included the related financial statement schedule as of August 31, 2004, and for each of the years in the three-year period ended August 31, 2004, included in the registration statement. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Minneapolis, Minnesota
June 23, 2005